Jennifer Wheeler Attorney At Law Writer direct (405) 552-2273 Fax (405) 228-7473 jennifer.wheeler@mcafeetaft.com

March 4, 2010

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, D.C.  20549-0405

Re:	Request for Limited Review – American Fidelity Dual Strategy Fund, Inc. Post-Effective Registration Statement on Form-1A (File Nos. 333-59185, 811-08873)

Ladies and Gentlemen:

Included for filing with the Commission via EDGAR is a Post-Effective Amendment to Registration Statement on Form N-1A (the “Registration Statement”) filed on behalf of American Fidelity Dual Strategy Fund, Inc. (the “Fund”).  We are requesting limited review of the Registration Statement in connection with the following matters, which are reflected in “redlined” format in the Registration Statement:

1.  The Fund filed an application with the Commission seeking an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) exempting the Fund from Section 15(a) of the Act, such that the Fund’s investment advisor, with approval of the Fund’s Board of Directors, may contract with unaffiliated sub-advisors without obtaining shareholder approval.  This matter is discussed on page 4 of the prospectus contained in the Registration Statement.

2.  The Fund is holding a shareholders’ meeting on April 20, 2010 seeking approval of a new sub-advisor to the Fund.  The Registration Statement, which is intended to become effective on May 1, 2010, reflects the shareholders’ approval of the new sub-advisor, which the Fund anticipates obtaining at the shareholders’ meeting.  If the shareholders do not approve the new sub-advisor, the discussion of this matter will be deleted, and the provisions discussing the Fund’s sub-advisors will be substantially similar to the provisions set forth in last year’s Registration Statement.  This matter is discussed throughout the Registration Statement, including on pages 1, 4, 5, 7 and 8 of the prospectus and pages 7, 8 and 9 of the statement of additional information contained in the Registration Statement.

Please note that certain information that is required to be included in the Registration Statement will be included in a subsequent filing to occur upon receipt of any comments from the Commission with regard to the requested limited review.  Such information includes, but is not limited to, (i) the required financial statements; (ii) the proxy voting policies of the Fund’s sub-advisors, (iii) the opinion of counsel; and (iv) the consent of the Fund’s independent accountants.

Please do not hesitate to call me at 405.552.2273 if you have any questions.

Sincerely, /s/ Jennifer Wheeler Jennifer Wheeler

JW/lw
Enclosures